SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Hewitt Associates, Inc.

(Name of Subject Company (Issuer))

Hewitt Associates, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Class A Common Stock, Par Value $0.01 Per Share

Class B Common Stock, Par Value $0.01 Per Share

Class C Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Class A Common Stock: 42822Q100

Class B Common Stock: Not Applicable

Class C Common Stock: Not Applicable

(CUSIP Number of Class of Securities)

John M. Ryan

Chief Administrative Officer

Hewitt Associates, Inc.

100 Half Day Road, Lincolnshire, Illinois 60069

Telephone: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Helen R. Friedli, P.C.

Eric Orsic

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606-5096

Telephone: (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$252,000,000	$29,661
*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 8,000,000 shares of class A common stock, par value $0.01 per share, class B common stock, par value $0.01 per share, and class C common stock, par value $0.01 per share are purchased at the maximum possible tender offer price of $31.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the tender offer by Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Company”), to purchase for cash up to 8,000,000 shares, in the aggregate, of its class A common stock, par value $0.01 per share, class B common stock, par value $0.01 per share, and class C common stock, par value $0.01 per share, at a price not more than $31.50 nor less than $29.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 11, 2005 (the “Offer to Purchase”), and the accompanying letters of transmittal (the “Letters of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letters of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B)(i)-(iii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the issuer is Hewitt Associates, Inc. The address of the principal executive offices of Hewitt is 100 Half Day Road, Lincolnshire, Illinois 60069. The telephone number of the principal executive offices of Hewitt is (847) 295-5000.

(b)	Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Hewitt is the filing person. Hewitt’s business address and business telephone number are set forth in Item 2(a) above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

•	Section 14 (“U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)	Purchases. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Summary Term Sheet and Section 2 (“Purpose of the Tender Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in Section 2 (“Purpose of the Tender Offer”) is incorporated herein by reference.

(c)	Plans. Not Applicable.

Item 7. Source and Amount of Funds and Other Consideration.

The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

Not Applicable.

Item 11. Additional Information

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding Hewitt”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letters of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (i)-(iii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated February 11, 2005.

(a)(1)(B)(i)	Letter of Transmittal for holders of class A common stock.

(a)(1)(B)(ii)	Letter of Transmittal for holders of class B common stock.

(a)(1)(B)(iii)	Letter of Transmittal for holders of class C common stock.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 11, 2005.

(a)(1)(E)(i)	Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees holding class A common stock, dated February 11, 2005.

(a)(1)(E)(ii)	Letter to holders of class B common stock dated February 11, 2005.

(a)(1)(E)(iii)	Letter to holders of class C common stock dated February 11, 2005.

(a)(5)(A)	Press Release, dated February 11, 2005, announcing commencement of the offer.

(a)(5)(B)	Communication from FORE Holdings LLC to its owners regarding the offer.

(b)	Three Year Credit Agreement, dated as of September 27, 2002, among Hewitt Associates LLC and Harris Trust and Savings Bank, Bank of America NA, Wells Fargo Bank NA and Wachovia Bank NA (incorporated by reference to Exhibit 10.22 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-105560).

(d)(1)	Hewitt Global Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to Hewitt Associates, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

(d)(2)	Stockholders’ Agreement by and among Hewitt Associates, Inc., Hewitt Holdings LLC and the Covered Persons signatory thereto dated as of July 1, 2003 (incorporated by reference to Exhibit 10.31 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-105560).

(d)(3)	Stockholders Agreement, dated as of June 15, 2004, by and among Hewitt Associates, Inc., General Atlantic Partners 54, L.P., General Atlantic Partners 57, L.P., General Atlantic Partners 60, L.P., GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P. (incorporated by reference to Exhibit 99.2 to Hewitt Associates, Inc.’s Current Report on Form 8-K, dated
June 15, 2004).

(d)(4)	Stockholders Agreement, dated as of June 15, 2004, by and among Hewitt Associates, Inc., Kevin M. Campbell, James C. Madden, V. Michael J. Salvino and Stephen M. Unterberger (incorporated by reference to Exhibit 99.3 to Hewitt Associates, Inc.’s Current Report on Form 8-K, dated
June 15, 2004).

(d)(5)	Amended and Restated Registration Rights Agreement between Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated by reference to Exhibit 10.3 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-105560).

(d)(6)	Transfer Restriction Agreement between Hewitt Associates, Inc. and the partners of Bacon & Woodrow (incorporated by reference to Exhibit 10.14 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

(d)(7)	Amended and Restated Registration Rights Agreement among Exult, Inc. and the Stockholders identified therein dated December 23, 1999 (incorporated by reference to Exhibit 10.5.1 to Exult, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-31754).

(d)(8)	Amendment No. 1 to Amended and Restated Registration Rights Agreement among Exult, Inc. and the Stockholders identified therein dated February 10, 2000 (incorporated by reference to Exhibit 10.5.2 to Exult, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-31754).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWITT ASSOCIATES, INC.

	By:	/s/ JOHN M. RYAN
	Name:	John M. Ryan
Dated: February 11, 2005	Title:	Chief Administrative Officer